HARD CREEK NICKEL CORPORATION

 Annual Information Form

March 30, 2011

TABLE OF CONTENTS

CORPORATE STRUCTURE	1
Name, Address and Incorporation	1
Inter-corporate Relationships	1
GENERAL DEVELOPMENT OF THE BUSINESS	1
Three Year History	1
DESCRIPTION OF THE BUSINESS	2
General	2
Production and Services	2
Specialized Skill and Knowledge	3
Cycles	3
Competitive Conditions	3
Environmental Protection	3
Employees	3
Social or Environmental Policies	3
Risk Factors	4
Exploration, Development and Production Risks	4
Revenue Generation	4
Substantial Capital and Funding Requirements and Liquidity	5
Discovery of commercially exploitable mineral reserves	5
Competition	5
Liability and Damages	6
Environmental Risks and Permits and Licenses	6
Property Defects	6
Limitation of liability for directors and officers	7
Risks relating to an investment in the Company’s common shares	7
Reliance on Key Personnel	7
Availability of Drilling Equipment and Access Restrictions	7
Changes to Government Regulations and Laws	8
Mineral Projects	8
Update on Project Description and Location of the Turnagain Project	8
Update on Mineral Resource Estimates of the Turnagain Project	10
Exploration and Development	11
DIVIDENDS	12
DESCRIPTION OF CAPITAL STRUCTURE	13
General Description of Capital Structure	13
MARKET FOR SECURITIES	13
Trading Price and Volume	13
DIRECTORS AND OFFICERS	14
Name, Occupation and Security Holdings	14
Cease Trade Orders, Bankruptcies, Penalties or Sanctions	16
(A) was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or	16

(B) was subject to an event that resulted, after the director or executive officer ceased to be a director, CEO or CFO, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days	16
PROMOTERS	17
TRANSFER AGENTS AND REGISTRARS	17
MATERIAL CONTRACTS	17
1) The Company entered into a listing agreement with the Toronto Stock Exchange dated August 15, 2008. Pursuant to this agreement, the Company agreed to comply with all TSE requirements applicable to listed companies.	17
2) The Company entered into an agreement with Edward Beswick, P.Eng. effective October 29, 2010 for engineering consulting services.	17
3) The Company entered into an agreement with Hoffert Processing Solutions Inc. effective November 1, 2010 for a one year term for which Mr. Hoffert would be on the Company’s Metallurgical Steering Committee	17
INTERESTS OF EXPERTS	17
Names of Experts and Interests of Experts:	17
AUDIT COMMITTEE	18
Audit Committee Charter	18
Composition of the Audit Committee	18
Relevant Education and Experience	18
Reliance on Certain Exemptions	19
Audit Committee Oversight	19
Advisory Board	19
External Auditor Service Fees	19
ADDITIONAL INFORMATION	20
APPENDIX A – SUMMARY FROM THE TURNAGAIN REPORT	B1
APPENDIX B – AUDIT COMMITTEE CHARTER	B6

Forward Looking Statements

This annual information form contains forward-looking statements. Forward-looking statements are statements which relate to future events or the Company’s future performance, including its future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks enumerated in the section entitled “Risk Factors” commencing on page 3 of this annual information form, that may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect the Company’s current judgment regarding the direction of its business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this annual information form. Except as required by applicable securities law, the Company does not intend to update any of the forward-looking statements contained in this annual information form to conform these statements to actual results.

iii

CORPORATE STRUCTURE

Name, Address and Incorporation

The head office of the Company is located at:

Hard Creek Nickel Corporation
Suite 1060, 1090 West Georgia Street
Vancouver, BC Canada V6E 3V7

The registered office of the Company is located at:

Clark Wilson LLP Barristers and Solicitors
800 – 885 West Georgia Street
Vancouver, BC V6C 3H1

We were incorporated under the Company Act (British Columbia) on January 17, 1983 under the name Bren-Mar Resources Ltd. On March 15, 2000, we changed our name from Bren-Mar Resources Ltd. to Bren-Mar Minerals Ltd. On September 22, 2000 we changed our name from Bren-Mar Minerals Ltd. to Canadian Metals Exploration Ltd. and on June 25, 2004 we changed our name from Canadian Metals Exploration Ltd. to Hard Creek Nickel Corporation. We transitioned to the Business Corporations Act (British Columbia) and adopted new Articles of Incorporation on June 25, 2004.

Inter-corporate Relationships

Hard Creek Nickel Corporation owns 100% of all common and voting shares of its subsidiary, Canadian Metals Exploration Ltd.

Canadian Metals Exploration Ltd. was incorporated on July 14, 2004 under the Canada Business Corporations Act. It is extra-provincially registered in British Columbia and Manitoba.

GENERAL DEVELOPMENT OF THE BUSINESS

Three Year History

For the three most recently completed fiscal years, the Company has been engaged in natural resource exploration and development, primarily in British Columbia with a focus on exploration for nickel deposits. The Company does not presently engage in mineral resource production. As of March 31, 2011 the Company held 100% interest in 90 mineral claims totaling approximately 39,785 hectares and 4 placer claims totaling approximately 1,660 hectares. Since 1996, the Company has focused on its primary resource property, the Turnagain property (the “Turnagain Property”) in the Liard Mining Division of northern British Columbia. One of the Turnagain Property claims is subject to a 4% net smelter royalty (NSR). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

The Company owns six very early stage mineral properties other than the Turnagain in British Columbia (Bobner, Eagle Lime, Dease Lime, Wheaton Lime, Sawtooth and Sabu) and one very early stage placer property which overlaps the Turnagain mineral property (HNC).

The Bobner Creek property was acquired on October 11, 2006 by legal action and consists of six contiguous claim units covering 150 hectares. It is located approximately 8 km west of the Turnagain Property. Some prospecting work was conducted on the Bobner Creek property in 2008 with assessment work filed for these claims to keep them in good standing until July 5, 2012.

The Eagle Lime property was acquired in October 2010 by on-line staking. It consists of one claim unit covering approximately 338 hectares and is located approximately 35 km west of the Turnagain Property. The claim will expire in October 2011 unless the Company performs assessment work prior to that date.

The Dease Lime claim group was acquired in August 2008 and July 14, 2010 by on-line staking. It is located 47 km west of the Turnagain Property. The group consists of 5 claim units covering 1,068 hectares. Some prospecting work was conducted on the initial three Dease Lime claims in 2009 with assessment work filed to keep them in good standing until March 1, 2012. Assessment work is anticipated to be completed in June 2011 and filed on the remaining portion of the property which expires on July 14, 2011.

In November 2009, the Company acquired by on-line staking the Wheaton Lime claim block located approximately 20 kilometers southwest of the Turnagain Nickel Property. The block consists of 4 claim units covering approximately 1,360 hectares. The geological mapping and sampling assessment work conducted on the property in 2010 was applied to the claims to extend the expiry date to October 2012 for two of the claims and October 2013 for the other two claims.

In October 2010, the Company acquired by on-line staking the Sabu and Sawtooth claim blocks in north central British Columbia. The Sabu block consists of 6 claim units covering 2,637 hectares and the Sawtooth block 3 claim units covering 1,011 hectares. Reconnaissance prospecting work will be completed on both properties during the 2011 field season.

On March 30, 2011, the Company acquired by on-line staking the HNC placer claim block which overlaps the Turnagain mineral property. The HNC block consists of 4 claim units covering 1,660 hectares. Reconnaissance prospecting work will be completed on the property during the 2011 field season.

On September 19, 2008, the Company’s common shares were voluntarily delisted from the TSX Venture Exchange and were listed and posted for trading on the Toronto Stock Exchange (“TSE”).

The Company does not offer any products or services at this point. The Company does not anticipate any changes to its business during the current financial year.

DESCRIPTION OF THE BUSINESS

General

The Company determines its reportable segments based on the structure of its operations, which are focused on one principal business segment – the exploration and development of natural resource properties.

Production and Services

The Company is considering the use of either the Outotec Nickel Chloride Leach or the Activox® technology as the hydrometallurgical process proposed to be used to extract nickel and cobalt from the Turnagain deposit.

Specialized Skill and Knowledge

Much of the necessary specialized skills and knowledge required by the Company as a mineral exploration and development company are available from the management team and board of directors of the Company. To the extent additional specialized skills and knowledge are required, the Company retains outside consultants.

Cycles

The Company’s business is cyclical as it is largely dependent on nickel demand cycles and the price volatility associated with such demands. As the Company is an exploration and development stage company, it is not affected by changes in nickel demand and prices to the extent that companies which produce nickel are affected by such changes.

Competitive Conditions

The Company faces intense competition in the mineral exploration and exploitation industry. The Company actively competes for, among other things, new mineral resource property acquisitions, exploitation leases, licenses and concessions, skilled industry personnel and financing with a substantial number of other exploration companies, many of which have significantly greater resources. The Company’s competitors include large established mining companies, major natural resource exploration and development companies and numerous other independent exploration and development companies and individual producers and operators. Many of these competitors have substantial capabilities and greater financial, technical and personnel resources available to them than the Company.

Environmental Protection

The current and future operations of the Company, including development activities on its properties, are subject to laws and regulations and best practice principles governing exploration, development, waste disposal, protection and remediation of the natural environment, hazardous substances and other matters. Compliance with such laws and regulations can delay and increase the costs of planning, designing, drilling and developing the Company's properties.

The Company applies industry standard methods to protect the environment at its projects, employing technically proven and responsible measures throughout the exploration and development process. Current costs associated with compliance are considered normal. As the Company’s projects are not at the production stage, the financial and operational effects of environmental requirements on capital expenditures, earnings and competitive position are not currently significant.

Employees

As at the end of the most recently completed financial year, the Company had five full-time employees and two part-time employees at its head office in Vancouver, BC and no full-time employees and one part-time employee at its Turnagain campsite. As operations require, the Company also retains geologists, engineers and other consultants.

Social or Environmental Policies

The Company has not implemented social or environmental policies. Discussions initiated in 2004 with First Nations resulted in the signing of the Kaska Dena October 15, 2008 “Cornerstone Agreement” and the July 13, 2009 Traditional Knowledge (TK) Protocol, and the Tahltan September 15, 2009 “Memorandum of Understanding”. These agreements lay the foundation of a respectful, cooperative and progressive relationship to facilitate the development of the Turnagain Project between the Kaska Dena, Tahltan and the Company. They contain provisions regarding environmental protection, economic opportunities and benefits, education and training and provides for the negotiation of a socio-economic participation agreement to be completed as part of the feasibility process for the Turnagain project. The details of a Socio-Economic Participation Agreement (SEPA) are presently being negotiated with the Kaska Dena.

The Cornerstone Agreement and the Memorandum of Understanding expired in late 2010 and are in the process of being renewed. As part of the Kaska Dena TK, the Company contracted the Dena Kayeh Institute in June 2009 to conduct a Traditional Knowledge Study on the Turnagain property. The report was received in August 2010. Deficiencies as required under the original agreement have been identified by the Company. The report has not been finalized as the deficiencies are still outstanding.

Risk Factors

The Company faces various risk factors and uncertainties. These are described below.

Exploration, Development and Production Risks

Mineral resource exploration involves a high degree of risk. There is no assurance that expenditures made on exploration by the Company will result in new discoveries of mineral deposits in commercial quantities. It is difficult to project the costs of implementing any exploratory drilling programs due to the inherent uncertainties associated with drilling in unknown formations. The long-term commercial success of the Company as a mineral exploration and development company depends largely on its ability to find, acquire, develop and commercially produce mineral reserves. No assurance can be given that the Company will be able to locate satisfactory properties for acquisition or participation, that the Company will be able to obtain financing for further exploration and development, or that the Company will find any mineral reserves on its properties.

Revenue Generation

The Company has no revenues from operations or ongoing mining operations. This raises substantial doubt about the Company’s ability to continue as a going concern and does not provide a meaningful basis for an evaluation of the Company’s prospects. If the Company is unable to generate revenue from its business, it may be forced to delay, scale back, or cease its exploration activities. This could result in the Company not being able to continue to explore its properties or operate its business and there is a substantial risk the Company’s business could fail, causing investors to lose all of their investment in the Company.

As the Company has not generated any revenues from its mineral properties, and it is unlikely that any such revenues would be generated until the Company’s mineral properties are fully developed and in commercial production (which may never happen), the Company may need to obtain debt or equity financing. The Company has no assurance that additional debt or equity financing will be available to it, or available on terms acceptable to the Company. Failure to obtain such additional financing could result in a delay or postponement of further exploration and development of the Company’s projects with the possible loss of such properties, potentially causing investors to lose all or a portion of their investment.

Substantial Capital and Funding Requirements and Liquidity

The Company anticipates substantial future capital expenditures for the acquisition, exploration and development of mineral properties. The Company may not be able to secure the required capital to undertake or complete future exploration programs or property acquisitions. There can be no assurance that debt or equity financing will be available or sufficient to meet the Company’s capital requirements or to fund its ongoing activities at all times, which could have a potential material adverse effect on the Company’s financial condition, results of operations and prospects. The Company may have to compete for financing with other junior and senior mineral resource companies and may be unable to acquire financing on terms it considers acceptable. Failure to obtain required financing on a timely basis could cause the Company to forfeit its interest in certain properties, miss certain acquisition opportunities and reduce or terminate its operations.

The Company may choose to sell additional securities in its capital stock to finance proposed operations. If this occurs, existing shareholders will experience a dilution of their equity interest in the Company.

Discovery of commercially exploitable mineral reserves

The probability of any of the Company’s properties or any individual prospect ever having a commercially exploitable mineral reserve is low. The chance of the Company ever reaching the development stage is doubtful. The search for valuable minerals as a business is extremely risky. Additional exploration on the Company’s properties may not establish that commercially exploitable reserves of minerals exist on the properties. Additional potential problems, most of which are beyond the Company’s control, that may prevent the Company from discovering any reserves of minerals on its properties include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Any of these factors could increase costs and make extraction of any identified mineral resource unprofitable. If the Company is unable to establish the presence of commercially exploitable reserves of minerals on its properties, its ability to fund future exploration activities may be impeded, and it may not be able to operate profitably and investors may lose all or part of their investment in the Company.

Competition

The Company’s competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than those of the Company. The Company may have to compete for financing with such established larger companies, and it may be unable to acquire financing, or unable to acquire financing on terms it considers acceptable. The Company’s competition could adversely affect its ability to acquire suitable prospects for exploration in the future. The Company may also have to compete with other mining companies in the recruitment and retention of qualified managerial and technical personnel. If the Company is unable to successfully compete for financing, mineral properties or qualified personnel, it may have to cease or curtail operations. If the Company is unable to successfully compete for the acquisition of suitable prospects or interests for exploration in the future, it may not acquire any interests in additional mineral properties and have no further chance of discovering minerals. The occurrence of any of these things could result in the Company ceasing or curtailing operations and investors could lose all or part of their investment.

Liability and Damages

The Company may be subject to liability as a result of its involvement in mineral resource exploration and development, and as a result of its daily operations. There are inherent dangers involved in mineral exploration and exploitation. The Company has not obtained insurance to address such risks.

If an event occurs which exposes the Company to significant liability and the Company becomes liable to pay for any damages resulting from the conduct of its business, it could face material adverse effects on its financial position, results of operations or prospects. The Company could potentially have to reduce or cease operations and investors could lose all or a portion of their investment in the Company.

Environmental Risks and Permits and Licenses

All phases of the mineral resource business present environmental risks and hazards and are subject to environmental regulation pursuant to a variety of domestic and international laws. Compliance with applicable environmental legislation may require significant expenditures and a breach of such legislation may result in the imposition of fines and penalties, some of which may be material. The Company may also incur remediation costs for environmental damage. The trend in environmental legislation is toward the application of stricter standards and enforcement, and larger fines and liability, resulting in potentially increased capital expenditures and operating costs to the Company. No assurance can be given that the application of or amendment to environmental laws will not result in a curtailment of exploration or development or a material increase in the cost of development or exploration activities or otherwise adversely affect the Company’s financial condition, results of operations or prospects. Environmental fines or liability could cause the Company to incur expenses, reducing the funds it has available for its exploration programs and potentially causing the Company to curtail or cease operations.

The Company’s operations may require it to pay bonds and obtain permits and licenses, including environmental permits and licenses, from various governmental and regulatory authorities. For example, prior to conducting exploration in British Columbia, the Company is required to obtain a Work Permit from the Ministry of Energy, Mines and Petroleum Resources. Where significant surface disturbance through road building and drill site preparation is planned, the Ministry requires a Reclamation Bond to cover the estimated reclamation costs if the Company fails to complete the reclamation. The cost of compliance with governmental regulations, permits and bond requirements has the potential to reduce the profitability of operations by curtailing the Company’s exploration activities. There can be no assurance that the Company will be able to pay such bonds or obtain all necessary permits and licenses for its projects. If it cannot obtain the permits or pay the bonds that it requires in the future, then the Company may have to cease certain exploration activities. Ceasing such exploration activities could reduce the Company’s chance of discovering mineral resources on its properties.

The Company may become subject to liability for various environmental hazards, for example pollution, cave-ins and other hazards against which the Company cannot insure against or which the Company may elect not to insure. The Company currently does not have any coverage to insure against such hazards. The payment of such liabilities may have a material adverse effect on the Company’s financial position, causing it to reduce or cease operations and investors could lose all or a part of their investment in the Company.

If the Company were to become subject to an environmental liability on any of its properties, it may have to pay substantial amounts in compensation and other fees. This would reduce the amount of money the Company has available to spend on exploration and could cause the Company to cease or curtail operations. The Company’s potential exposure to liability for environmental damage is very high and it has no reserves established to pay for such liability in the event it arises.

Property Defects

The Company’s properties may be subject to, among other things, prior unregistered agreements, native land claims or transfers which have not been recorded or detected through title research or which have been asserted since the date the research was completed. This could have a material adverse effect on the Company’s interests in these properties.

Limitation of liability for directors and officers

The Company’s Articles of Incorporation contain provisions limiting the liability of its officers and directors for their acts, receipts, neglects or defaults and for any other loss, damage or expense incurred by the Company which may happen in the execution of the duties of such officers or directors, unless the officers or directors did not act honestly and in good faith with a view to the best interests of the Company. Such limitations on liability may reduce the likelihood of derivative litigation against the officers and directors and may discourage or deter the Company’s shareholders from suing the officers and directors based upon breaches of their duties to the Company, though such an action, if successful, might otherwise benefit the Company and its shareholders.

Risks relating to an investment in the Company’s common shares

The Company’s common shares are currently listed on the TSE under the symbol ‘HNC’. The trading price of the Company’s common shares has been and may continue to be subject to wide fluctuations. Trading prices of the Company’s common shares may fluctuate in response to a number of factors, many of which are beyond the Company’s control. In addition, the stock market in general, and the market for base metal exploration companies, including companies exploring for nickel in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of the Company’s common shares, regardless of its operating performance. Persons investing in the Company’s common shares could lose some or all of their investment.

The Company is currently without a source of revenue and may be required to issue additional securities, including common shares, to finance its operations and, depending on the outcome of its exploration programs, the Company may issue additional securities to finance additional exploration programs of any or all of its projects or to acquire additional properties. If the Company is required to issue additional shares to raise financing, shareholders’ interests in the Company may be diluted and shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold.

The Company has not declared or paid any dividends on its common shares since inception, and it does not anticipate paying any such dividends for the foreseeable future. Therefore, investors may only realize a return on their investment if the price of the Company’s common shares increases. There are no guarantees that the price of the Company’s common shares will increase, and investors may never realize a return on their investment in the Company.

Reliance on Key Personnel

The Company’s success is largely dependent upon the performance of its management and key employees or contractors. The Company is dependent on its ability to hire and retain highly skilled and qualified personnel, for which it competes with numerous industry players. The Company does not have any “key man” insurance policies, so there is a risk that the death or departure of any member of management or any key employee or contractor could have a material adverse effect on the Company.

Availability of Drilling Equipment and Access Restrictions

The Company’s exploration and development activities are dependent on the availability of drilling and related equipment in the particular areas where such activities will be conducted. Demand for such limited equipment or access restrictions may affect the availability of such equipment and facilities to the Company and may delay exploration and development activities.

Changes to Government Regulations and Laws

Mineral operations are subject to government regulations which could have the effect of preventing the Company from exploiting any possible mineral reserves on its properties. If this occurs, the Company may have to cease operations and investors could lose all or a portion of their investment in the Company.

Exploration activities are subject to national and local laws and regulations governing prospects, taxes, labor standards, occupational health, land use, environmental protection, mine safety and others which may in the future have a substantial adverse impact on the Company’s prospects. In order to comply with applicable laws, the Company may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditure, restriction and delay in the activities of the Company, the extent of which cannot be reasonably predicted.

Mineral Projects

The Company holds seven mineral properties and one placer property in northern British Columbia: Turnagain, Bobner, Eagle Lime, Dease Lime, Wheaton Lime, Sabu, Sawtooth and HNC. The HNC placer property overlaps the Turnagain mineral property. The Turnagain Property is the Company’s most significant property, and is discussed below.

Please refer to the technical report titled “Hard Creek Nickel Corporation Turnagain Nickel Project, British Columbia, NI 43-101 Technical Report on Preliminary Assessment” dated March 5, 2010 and prepared by Peter J. Wells, AScT, BComm, FSAIMM, Karla Mills, P.Eng., Marinus A. de Ruijter, P.Eng, Guy M.C. Impey, P.Eng., all with Wardrop Engineering Inc., (the “Turnagain Report”) for a further description of the Turnagain Property, including location, accessibility, climate, local resources, infrastructure, physiography, history, geological setting, exploration, mineralization, drilling, sampling and analysis and security of samples. A copy of this report is available for inspection during normal business hours at the head office of the Company and the report can also be viewed on SEDAR at www.sedar.com.

An updated NI 43-101 technical report on the Turnagain Project was filed on SEDAR on April 9, 2010.

For the purposes of the disclosure required under Section 5.4 of Form 51-102F2 Annual Information Form, a summary from the Turnagain Report dated March 5, 2010 is reproduced as Appendix A to this annual information form and the Company incorporates by reference into this annual information form the disclosure contained in the Turnagain Report.

Unless otherwise noted, the technical information contained in this annual information form relating to the Turnagain Property subsequent to the effective date of the Turnagain Technical Report has been prepared and / or reviewed by Neil Froc, P. Eng., Executive Vice-President of the Company and a Qualified Person as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”).

Update on Project Description and Location of the Turnagain Project

The Turnagain Property consists of 65 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1350 km north-northwest of Vancouver.

The mineral claims collectively cover an area of 33,220 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it joins Hard Creek. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330) subject to a buyout clause of $4 million. The following table summarizes the claim name, size, and expiry date for the 65 claims in the Turnagain Property as of December 31, 2010.

The following table shows details regarding the claims comprising the Turnagain Property:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004/Jan/01	2019/Jan/01
On-Line Cell Mineral Claims
501131	Drift 1	422.0	2005/Jan/12	2019/Jan/12
501168	Drift 2	421.8	2005/Jan/12	2019/Jan/12
501234	Drift 3	421.7	2005/Jan/12	2019/Jan/12
501298	Drift 4	421.8	2005/Jan/12	2019/Jan/12
508218	Dinah 1	407.2	2005/Mar/03	2019/Mar/03
508219	Dinah 2	407.1	2005/Mar/03	2019/Mar/03
508221	Dinah 3	406.9	2005/Mar/03	2019/Mar/03
508222	Dinah 4	406.7	2005/Mar/03	2019/Mar/03
508223	Dinah 5	407.1	2005/Mar/03	2019/Mar/03
508225	Dinah 6	407.1	2005/Mar/03	2019/Mar/03
508226	Dinah 7	254.6	2005/Mar/03	2019/Mar/03
508227	Dinah 8	407.3	2005/Mar/03	2019/Mar/03
508228	Dinah 9	135.5	2005/Mar/03	2019/Mar/03
508229	Dinah 10	203.4	2005/Mar/03	2019/Mar/03
528780	T1	67.7	2006/Feb/23	2019/Feb/23
528781	T2	203.3	2006/Feb/23	2019/Feb/23
528782	T3	152.6	2006/Feb/23	2019/Feb/23
528784	T4	288.3	2006/Feb/23	2019/Feb/23
528787	T5	169.6	2006/Feb/23	2019/Feb/23
528788	T6	270.2	2006/Feb/23	2019/Feb/23
528789	T7	422.5	2006/Feb/23	2019/Feb/23
528790	T8	253.6	2006/Feb/23	2019/Feb/23
Converted Legacy to On-Line Cell Mineral Claims (April 2005 and November 2007)
503365	Hard 2	793.3	2005/Jan/14	2019/Feb/18
510889	Flat 10, 13, 15	1627.9	2005/Apr/18	2019/Apr/07
510892	Flat 2, 6	1219.3	2005/Apr/18	2019/Apr/07
510910	Flat 9, 12, 14	1424.3	2005/Apr/18	2019/Apr/07
510911	Flat 1, 5	1066.9	2005/Apr/18	2019/Apr/07
510912	Flat 8, 11	779.9	2005/Apr/18	2019/Apr/07
511214	Hard 4, 6	979.9	2005/Apr/20	2019/Feb/18
511226	Hill 1, 2	1216.1	2005/Apr/20	2019/Feb/18
511227	Hill 3	506.7	2005/Apr/20	2019/Feb/17
511230	Hill 4, 5	760.5	2005/Apr/20	2019/Feb/17
511234	Hill 6	185.9	2005/Apr/20	2019/Feb/16

511244	Hard 5, 7	489.9	2005/Apr/20	2019/Feb/18
511251	Hard 8	473.4	2005/Apr/20	2019/Feb/17
511257	Hill 9, 10	1014.4	2005/Apr/20	2019/Feb/17
511279	Hard 9, 10	896.7	2005/Apr/20	2019/Feb/17
511304	Hill 7, 8	1149.7	2005/Apr/21	2019/Feb/17
511305	Hound 3	271.0	2005/Apr/21	2019/Sep/27
511306	Turn 2, Flat 7	881.2	2005/Apr/21	2019/Feb/19
511329	Hound 1, 2	1015.4	2005/Apr/21	2019/Sep/27
511330	Cub	592.6	2005/Apr/21	2020/Dec/01
511337	Cub 10, 18, Pup 1	1065.8	2005/Apr/21	2018/Dec/01
511340	Cub 17	253.9	2005/Apr/21	2018/Dec/01
511344	Turn 1, Bear 2	271.0	2005/Apr/21	2019/Feb/19
511347	Flat 3, 4	474.3	2005/Apr/21	2019/Apr/07
511348	Cub 2	389.4	2005/Apr/21	2018/Dec/01
511586	Pup 2	236.9	2005/Apr/25	2019/Jan/01
511593	Pup 3	101.5	2005/Apr/25	2019/Jan/01
511627	Cub 11	592.1	2005/Apr/25	2018/Dec/01
511628	Hard 1	709.0	2005/Apr/25	2019/Feb/18
511629	Hard 3	472.9	2005/Apr/25	2019/Feb/18
570454	Bear 1	456.8	2007/Nov/22	2019/May/26
570455	Bear 19, Bear 21 to 28	237.0	2007/Nov/22	2019/May/26
570456	Bear 3 to 18	220.2	2007/Nov/22	2019/May/26
570457	Bear 20	16.9	2007/Nov/22	2019/May/26
609390	FLAT 7	254.6	2009/Jul/21	2018/Sep/20
609394	FLAT 6	407.4	2009/Jul/21	2018/Sep/20
609396	FLAT 8	203.8	2009/Jul/21	2018/Sep/20
609397	FLAT 5	407.4	2009/Jul/21	2018/Sep/20
609398	FLAT 4	407.4	2009/Jul/21	2018/Sep/20
609403	FLAT 3	407.3	2009/Jul/21	2018/Sep/20
609423	FLAT 2	407.3	2009/Jul/21	2018/Sep/20
609424	FLAT 1	424.2	2009/Jul/21	2018/Sep/20

Update on Mineral Resource Estimates of the Turnagain Project

During 2009 the Company has developed an extensive relational drill hole database and contracted Ron Simpson, P.Geo., of GeoSim Services Inc to provide an update of the Turnagain resource which includes all the recent drill hole information to date. Historic drill holes and analytical results prior to 2002 (1967 – 1998 inclusive) were not used in the estimate. The update was released on May 25, 2009. The mineral resource was estimated and classified in accordance with the CIM Definition Standards and Best Practices referred to in the NI 43-101 guidelines which have a reasonable expectation of economic extraction. The mineralization of the project satisfies criteria to be classified into Measured, Indicated and Inferred mineral resource categories.

The table below presents the estimate of the Turnagain Nickel deposit of 695 million tonnes of Measured and Indicated Resources at 0.216% Ni and an additional 511 million tonnes of inferred Resources at 0.199% using a 0.1% Ni cut-off. The current database used in interpolating grade in the resource area consists of 25,308 analyzed intervals in 273 drill holes representing 70,570 metres of core. Forty-seven small diameter holes with incomplete sampling drilled prior to 2002 were excluded from the database. Composited data from 204 drill holes comprising 20,542 assayed intervals (57,746 m) were used for block grade estimation.

Mineral Resource Estimate Table

Category	Tonnes	Ni %	Co %
Measured	213,270,000	0.230	0.014
Indicated	481,742,000	0.210	0.014
Measured & Indicated - Total	695,012,000	0.216	0.014
Inferred	510,818,000	0.199	0.014

There are no known mineral reserves and mine workings, existing tailing ponds or waste deposits on the Turnagain Property.

The Company holds a work approval permit with the British Columbia Ministry of Energy, Mines and Petroleum Resources to carry out exploration on the Turnagain Property (Mine File #0100439, Permit # MX-1-505). The Company also has a Reclamation Bond for the property of $337,900.

Exploration and Development

It is anticipated that baseline environmental data will be collected as normal from year to year. The focus of development work moving forward in the short term will be on continued metallurgical testwork and discussions with First Nations.

The bulk of the most recent metallurgical testwork was designed towards developing improved mill performance characteristics. This testwork was carried out by G&T Metallurgical Services Ltd. (G&T) in Kamloops, BC, and Western Minerals Technology Pty Ltd (WMT) a division of Norilsk Processing Pty Ltd (NPT) in Perth, Australia. This work was managed and supervised under the direction of Mr. John Hoffert, P.Eng. of Hoffert Processing Solutions Inc (HPS). Gary Johnson, WMT’s Managing Director also provided metallurgical consulting services to the Company.

Phase I locked cycle and open cycle testwork was completed at G&T Laboratories in Kamloops, B.C. As a result the initial optimum scoping test conditions for the Turnagain mineralization were determined. The final report related to the Phase I program was received on October 31, 2008.

The laboratory portions of the Phase II metallurgical testwork program focused on developing a plant design using conventional grinding and flotation technology with reduced nickel recovery losses, lower reagent consumption and higher nickel grade in the flotation circuit has been completed. G&T conducted the program with supporting test work carried out by WMT at their Perth facilities. Final reports related to the Phase II program has been completed and were received on November 17, 2009.

The reagent scheme and nickel flotation kinetics developed during the Phase II program were utilized in a pilot plant facility at G&T Laboratories in Kamloops to create a range of concentrates under the direct supervision of HPS and WMT during the month of August 2009.

Some of the pilot plant concentrates were used in batch laboratory testing to develop potential hydrometallurgical refining processes. All of the concentrates were shipped to Perth for amenability testing of the Activox® process in early September 2009. Initial Activox® hydrometallurgical tests have been completed with the final results and report received December 7, 2009. A concentrate sample was also shipped from Perth to the Outotec Research Center in Pori, Finland to conduct “Nickel Chloride Leach” amenability testing as an alternative to the Activox® process. This work was completed with the final report received Feb 8, 2010.

Wardrop was contracted on August 11, 2009 to update the existing January 2008 PA. The Wardrop PA report dated March 5, 2010 was filed on SEDAR on April 9, 2010.

Upon completion of the updated Wardrop PA the Company focused on metallurgical testwork designed to test the potential for a marketable nickel concentrate to be produced. Work consisted of collecting samples from existing drill core stored at site for variability testwork and collecting/compositing of drill core reject samples from the warehouse in Chilliwack for selective nickel recovery concept testwork. Two additional drill holes were completed in September 2010 at site to provide fresh drill core samples for testwork to be completed by various consultants and laboratories in Canada, Australia, South Africa and Finland. The nickel recovery concept testwork was initiated in September and is in progress at the SGS laboratory in Vancouver, B.C.

Initial results from the nickel concept testwork have been very encouraging with the newly developed metallurgical regime capable of producing smelter quality concentrate with nickel grades well above 15% and MgO grades below 8% while maintaining nickel recoveries similar to previous recoveries with standard equipment and reagents. To determine the effect this will have across the complete deposit, additional variability testwork has been started with the first phase of this work to be completed within the second quarter of 2011.

In addition, requests for proposals (RFP’s) have been sent to several engineering firms to update the Wardrop PA. The updated PA is expected to model a standard open pit mine and mill and standard flotation to produce a concentrate for sale to smelters. Completion of the updated PA is currently targeted for the fourth quarter of 2011.

In September 2010, the Company contracted Revelation Geoscience Limited to complete a review of the platinum group element potential of the Turnagain Ultramafic Complex. This report was received on February 23, 2011. The report provided recommendations for further on-site exploration and applied research. The Company is in the process of reviewing their recommendations for possible follow up work in 2011.

In January 2011, the Company contracted Quantitative Group Pty Limited to complete a review of the geological and metallurgical factors controlling metallurgical recoveries for the Turnagain deposit and provide recommendations for the development of a geometallurgical model. A preliminary draft of this report was received on March 11, 2011. The Company is in the process of reviewing their draft report.

DIVIDENDS

The Company has not declared or paid any cash dividends or distributions on any of its securities in each of the three most recently completed financial years. There are no restrictions which could prevent the Company from paying dividends or distributions. It is not anticipated that the Company will pay any dividends on its common shares in the foreseeable future. The actual timing, payment and amount of dividends, if any, will be determined by the board of directors of the Company from time to time based upon, among other things, the earnings, results of operations and financial condition of the Company, the need for funds to finance ongoing operations and such other business considerations as the board of directors considers relevant. The Company does not presently intend to make any changes to its dividend or distribution policy.

DESCRIPTION OF CAPITAL STRUCTURE

General Description of Capital Structure

The Company’s original authorized capital was 50,000,000 common shares without par value. On March 15, 2000, the Company underwent a share consolidation of one post-consolidation common share for five pre-consolidation common shares. The Company’s post-consolidation authorized capital was 50,000,000 common shares without par value. On June 25, 2004, the Company changed its authorized capital to an unlimited number of common shares and an unlimited number of Class A preferred shares without par value. As of the date of this annual information form, the Company has 76,989,660 common shares issued and outstanding. The Company does not have any issued and outstanding Class A Preference Shares.

The holders of common shares are entitled to vote at all meetings of shareholders of the Company, to receive dividends if, as and when declared by the directors and to participate in any distribution of property or assets upon the liquidation, winding-up or other dissolution of the Company. The common shares carry no conversion or exchange rights, and no redemption or retraction provisions.

MARKET FOR SECURITIES

Trading Price and Volume

The Company’s common shares are listed and traded on the TSE under the trading symbol “HNC”.

The tables below shows the high, low and closing price for each month and the total number of shares traded for each month.

Trading Price and Volumes on TSE

Month	High	Low	Close	Avg.Daily Volume
10-Jan	$0.27	$0.19	$0.23	64,082
10-Feb	$0.23	$0.32	$0.26	64,342
10-Mar	$0.36	$0.25	$0.34	95,668
10-Apr	$0.65	$0.35	$0.41	143,688
10-May	$0.44	$0.34	$0.37	67,835
10-Jun	$0.33	$0.27	$0.27	44,573
10-Jul	$0.28	$0.24	$0.25	20,741
10-Aug	$0.26	$0.19	$0.19	32,665
10-Sep	$0.32	$0.20	$0.32	65,238
10-Oct	$0.32	$0.22	$0.26	95,014
10-Nov	$0.42	$0.28	$0.43	112,241
10-Dec	$0.48	$0.37	$0.45	131,912

DIRECTORS AND OFFICERS

Name, Occupation and Security Holdings

The following table sets out information regarding the name and occupation of the Company’s directors and officers.

Name, Province or State and Country of Residence and Position Held with the Company	Principal Occupation or Employment During the Past Five Years	Periods during which served as a director of the Company
MARK JARVIS(2)(3) West Vancouver, BC, Canada DIRECTOR AND CHIEF EXECUTIVE OFFICER

CEO for the Company from January 2004 to present; president and a director of Gemini Energy Corp. from November 1996 to January 2003; director of Ultra Petroleum Corp. from October 1996 to August 1999; broker with Pacific International Securities Ltd. from January 1991 to October 1996.

January 9, 2004 to present.
GEORGE SOOKOCHOFF(1) Vancouver, BC, Canada DIRECTOR	Director of Hard Creek from 2003 to present; self-employed since 1983 as a Computer and Graphics Consultant. President and director of International PBX Ventures Ltd. from July 2008 to present.	November 23, 2003 to present.
TOM MILNER(1) Williams Lake, BC, Canada DIRECTOR	Director of the Company from 2007 to present; President of Corriente Resources from October 2005 to December 2007; COO and a director of Taseko Mines Limited from July 1994 to September 2005.	October 9, 2007 to present.

LYLE DAVIS(1)(2)(3) North Vancouver, BC, Canada DIRECTOR

Director of the Company from June 2004 to present and Chairman of the Board of Directors from July 2008 to present; director of Condor Resources Inc. from February 2004 to present; principal of Ellardee Group Capital Inc. from June 1999 to present; general manager of Pacifico Cotton & Rayon Converters Inc. from September 2005 to September 2007; manager at Ernst & Young Corporate Finance Inc. from January 1999 to May 1999.

June 11, 2004 to present.
GARY JOHNSON, Mount Claremont, Australia DIRECTOR	Director of the Company from June 2010 to present; managing director of Strategic Metallurgy Pty. Ltd. from 2010 to present.	June 10, 2010 to present
BRIAN FIDDLER(3) New Westminster, BC, Canada CONTROLLER AND CHIEF FINANCIAL OFFICER	CFO of the Company from 2004 to present; CFO for Pluris Group from May 2005 to January 29, 2008; proprietor of Brian Fiddler, CGA from March 1992 to present.	Officer only.
NEIL FROC(3) Lindell Beach, BC, Canada EXECUTIVE VICE PRESIDENT

Executive Vice-President of the Company from 2006 to present; President of Mountain Geoscience Inc. from November 2000 to June 2006; engineer for Terra Eng. Ltd. from March 1998 to November 2000; engineer for Prettys Timber Ltd. from June 1996 to March 1998.

Officer only.

LESLIE YOUNG(3) Richmond, BC, Canada CORPORATE SECRETARY

Corporate Secretary for the Company from February 2004 to present; administrative assistant with Raymond James Ltd. from December 1999 to February 2004; administrative assistant with Pacific International Securities Ltd. from 2003 to 2004; administrative assistant with Levesque Securities from 1996 to 2003.

Officer only.

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Litigation Committee.

(3)	Member of the Disclosure Committee.

All of the directors serve until the next Annual General Meeting of the shareholders or until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal. Officers of the Company serve at the discretion of the board of directors, and are appointed to serve until the first board of directors meeting following the annual general meeting of shareholders.

As at the end of the most recently completed financial year, the directors and officers as a group owned beneficially, directly or indirectly, an aggregate of 5,093,124 common shares representing 6.6% of the issued and outstanding common shares of the Company as of the date of this annual information form. The directors and officers also hold, as a group, 4,700,000 stock options, which if exercised, would increase the beneficial ownership of the directors and officers, as a group to 11.99% of the Company’s issued and outstanding common shares as of the date of this annual information form.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

No director or executive officer of the Company is, or within the 10 years before the date of this annual information form has been, a director, CEO or CFO of any company that, while that person was acting in that capacity:

(a)	was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(b)

was subject to an event that resulted, after the director or executive officer ceased to be a director, CEO or CFO, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days.

Within the 10 year period before the date of this annual information form, none of the directors or officers of the Company or shareholders holding sufficient shares to materially affect the control of the Company, or any personal holding companies of any such persons, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his, her or its assets; or has been a director or executive officer of any company that, while the person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

PROMOTERS

Not applicable.

TRANSFER AGENTS AND REGISTRARS

The Company’s registrar and transfer agent is:

Computershare Investor Services
510 Burrard Street, 3rd Floor
Vancouver, BC V6C 3B9

The registers of transfer of the Company’s common shares are located in Toronto, Ontario, Canada and Vancouver, British Columbia, Canada.

MATERIAL CONTRACTS

Listed below are the material contracts of the Company entered into during the most recently completed financial year, or material contracts entered into before the most recently completed financial year which are still in effect. Other than the contracts listed below, the Company did not enter into any material contracts outside the ordinary course of business since the commencement of the most recently completed financial year.

1.

The Company entered into a listing agreement with the Toronto Stock Exchange dated August 15, 2008. Pursuant to this agreement, the Company agreed to comply with all TSE requirements applicable to listed companies.

2.	The Company entered into an agreement with Edward Beswick, P.Eng., effective October 29, 2010 for engineering consulting services.

3.

The Company entered into an agreement with Hoffert Processing Solutions Inc., effective November 1, 2010 for a one year term which Mr. Hoffert would be on the Company’s Metallurgical Steering Committee.

INTERESTS OF EXPERTS

Names of Experts and Interests of Experts:

Certain information relating to the Company’s mineral properties in this annual information form has been derived from the technical report titled “Hard Creek Nickel Corporation Turnagain Nickel Project, British Columbia, NI 43-101 Technical Report on Preliminary Assessment” dated March 5, 2010 and prepared by Peter J. Wells, AScT, BComm, FSAIMM, Karla Mills, P.Eng., Marinus A. de Ruijter, P.Eng, Guy M.C. Impey, P.Eng., all with Wardrop Engineering Inc., Ronald G. Simpson, P.Geo. of Geosim Services Inc., Daniel Friedman, P.Eng. of Knight Piesold Ltd., Alan J. Lathwood, BSc Chem Eng.PR Eng. Of TWP Process , Robert Fong, P.Eng. of Moose Mountain Technical Services , W. Neil Brazier, P.Eng, Electrical Engineer of WN Brazier Associates Inc., John G. Reid of Reid Resource Consulting Pty.Ltd. and David Dreisinger, Ph.D., P.Eng of Dreisinger Consulting Inc.

Certain information relating to drilling results, resource estimates, and Turnagain mill flow sheet design in the Company’s disclosure during, or related to, the most recently completed financial year was prepared by, or derived from information prepared by Neil Froc, P.Eng. (Executive Vice-President of the Company), Ron Simpson, P.Geo. of Geosim Services Inc., and John Hoffert, P.Eng. of Hoffert Processing Solutions Inc. All three are qualified person as such term is defined in National Instrument 43-101 with Neil Froc and John Hoffert considered not independent, as they both received options to purchase common shares of the Company.

Dale Matheson Carr-Hilton LaBonte LLP is the auditor that prepared the auditor’s report on the Company’s audited consolidated financial statements for the fiscal year ended December 31, 2010.

AUDIT COMMITTEE

Audit Committee Charter

The Company’s audit committee is governed by an audit committee charter, the text of which is attached as Appendix B.

Composition of the Audit Committee

The Company’s audit committee is comprised of three directors, Lyle Davis, George Sookochoff and Tom Milner. As defined in National Instrument 52-110 Audit Committees (“NI 52-110”), all three audit committee members are “independent” and “financially literate”.

Relevant Education and Experience

Lyle Davis earned a Bachelor of Applied Science from Queen’s University and an M.B.A. with a finance major from the University of B.C. He has over twenty years experience in the public markets, including several years as a corporate finance associate, during which time he conducted due diligence on numerous public companies, including analysis of their financial statements and internal controls. Mr. Davis also serves as a director and audit committee member of Condor Resources Ltd., a TSX Venture Exchange listed company. He has previously served as the President of a public company for several years.

George Sookochoff has been involved in the natural resource industry for the past 25 years. Mr. Sookochoff also serves as the President, CEO and a director of International PBX Ventures Ltd., a TSX Venture Exchange listed company. Mr. Sookochoff has a degree in Business Administration from the University of British Columbia and has been an owner/operator of his own consulting firm for 25 years. Mr. Sookochoff is financially literate due to over 25 years of experience in operating his own business and providing consulting services to the mining industry.

Tom Milner has been involved in the mining industry for the past 35 years. Mr. Milner graduated with a Bachelor of Civil Engineering degree from Carleton University in Ottawa and a Masters of Mining Engineer degree from McGill University in Montreal, which was an MBA oriented degree. Mr. Milner has held various senior positions with mineral operating and development companies, most recently as President of Corriente Resource, a TSE listed mining exploration and development company, and Chief Operating Officer of Taseko Mines Limited.

Reliance on Certain Exemptions

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on the exemptions contained in Sections 2.4, 3.2, 3.3(2), 3.4, 3.5, 3.6, 3.8 or 8 of NI 52-110.

Audit Committee Oversight

Since the commencement of the Company’s most recently completed financial year, the Board of Directors has not failed to adopt a recommendation of the audit committee to nominate or compensate an external auditor.

Advisory Board

The Company’s Advisory Board is comprised of three industry experts.

T. Mike Young has 45 years experience in the mining business and his focus has been on metallurgy and the marketing of nickel concentrates. He has extensive knowledge of smelters and refineries worldwide and along with his expertise about marketable concentrate and smelter terms, provides valuable input into Hard Creek’s planning and modeling going forward.

Tookie Angus headed the Global Mining Group at the law firm Fasken Martineau DuMoulin and was more recently Managing Director of Mergers and Acquisitions at Endeavour Financial. He chaired the committee of independent directors of Canico Resources Corp. that evaluated the 2006 takeover offer for that nickel company from CVRD of Brazil. Mr. Angus advises the Company how to achieve maximum shareholder value from Hard Creek Nickel’s resources. He brings a wealth of business, legal and strategic experience to the table. His strategic advice will be particularly important to Hard Creek over the next few years as it continues to advance the Turnagain project.

Dominique Francois-Bongarcon is an acknowledged mining industry expert in sampling and has been responsible for several advances and clarifications in the field of sampling theory. Dr. Francois-Bongarcon has 40 years of experience in the mining industry and maintains an extensive client base which includes but not limited to CVRD (Vale), BHP Billiton, Anglo American, Xstrata and Barrick. He is active in international consulting, software design/development/marketing, mining engineering, project evaluation, 3D mine design and feasibility studies for precious and base metal mining around the world.

External Auditor Service Fees

The fees billed to the Company by its auditor during the Company’s most recently completed financial year, by category, are as follows:

Financial Year Ending	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31, 2010	$30,000	$7,500	$6,000	$2,500
December 31, 2009	$32,000	$6,000	Nil	Nil

(1)	“Audit fees” means fees billed by the Company’s external auditor for services provided in auditing the Company’s annual financial statements for the subject year.

(2)

“Audit-related fees” are fees not included in the fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit review of the Company’s financial statements.

(3)	“Tax fees” are fees billed by the auditor for professional services rendered for tax compliance, tax advice and tax planning.

(4)	“All other fees” are fees billed by the auditor for products and services not included in the foregoing categories.

ADDITIONAL INFORMATION

Additional information including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans is contained in the Company’s Management Information Circular dated June 2, 2010 prepared in respect of the annual special meeting held on June 30, 2010. Additional financial information is also provided in the Company’s comparative consolidated financial statements for the year ended December 31, 2010 and in the Company’s Management Discussion and Analysis.

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

For additional copies of this Annual Information Form please contact:

Hard Creek Nickel Corporation
Suite 1060, 1090 West Georgia Street
Vancouver, BC Canada V6E 3V7
Telephone: (604) 681-2300
Fax: (604) 681-2310

APPENDIX A – SUMMARY FROM THE PRELIMINARY ASSESSMENT STUDY (PA) OF THE TURNAGAIN NICKEL PROJECT

The PA recommends an open pit mining method, milling at a rate of 87,000 tonnes per day, conventional flotation and Outotec’s chloride leach process followed by on-site nickel solvent extraction –electrowinning (SX-EW) metal refining. With base-case long-term prices of US$8.50 per lb for nickel and US$17.50 per lb for cobalt, the PA estimates that the project has a pre-tax Net Present Value of US$715 million at an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

The project will produce an average of 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of US$3.30 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of byproduct credits (cobalt).

Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be US$2.92 billion.

STUDY HIGHLIGHTS

Base Case Assumptions (without escalation):

Nickel Price: US$8.50 per lb.
Cobalt Price: US$17.50 per lb.
Exchange Rate: $0.90 U.S. $ / Can $

Resources:

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured + Indicated	: 695,012,000 tonnes @ 0.216% Ni and 0.014% Co
Inferred	: 510,818,000 tonnes @ 0.199% Ni and 0.014% Co

Mining and Production:

Strip Ratio (LOM)	- - - - -	0.74 to 1
Annual Throughput	- - - - -	31.138 million tonnes
Daily Milling Rate	- - - - -	87,000 tonnes
Total Ore Milled	- - - - -	761.2 million tonnes @ 0.212% Ni and 0.014% Co
Mill Recoveries	- - - - -	55.3% of Ni and 49.8% of Co
Refinery Recoveries	- - - - -	95.6% of Ni and 95.0% of Co
Annual Payable Metal:	- - - - -	35,006 tonnes (77.0 million pounds) Ni as metal
	- - - - -	2,003 tonnes ( 4.4 million pounds) Co as precipitate

Capital Cost:	- - - - -	US$2,925 million

Operating Costs:	- - - - -	US$10.65 per tonne milled
	- - - - -	US$ 3.30 per pound of Ni, net of cobalt byproduct credits

B1

Life of Mine:	- - - - -	24.4 years
Payback:	- - - - -	8.1 years
Internal Rate of Return:	- - - - -	10.7%
Net Present Value (NPV) at 8% discount rate:	- - -	US$715 million

Turnagain Nickel Project Overview

The Turnagain Nickel project, which is 100% owned by HNC, is located in British Columbia about 1350 km (835 miles) northwest of Vancouver and 70 km (44 miles) east of Dease Lake. The property consists of 65 contiguous mineral claims covering an area of approximately 33,220 ha (82,085 acres). Nickel and copper sulphides were first identified on the property in 1956 with Falconbridge Nickel Mines completing the first exploration programs during the period from 1966 to 1973. Exploration to date on the Turnagain property has included geological mapping, geophysical and geochemical surveys and more than 75,620 metres (248,100 feet) of diamond drilling in 304 drill holes.

Mineral Resources

The mineral resource for the Turnagain deposit was estimated by Mr. Ronald Simpson, P.Geo. of GeoSim Services Incorporated, Vancouver and classified in accordance with the CIM Definition Standards and Best Practices referred to in the NI 43-101 guidelines which have a reasonable expectation of economic extraction. The mineralization of the project satisfies criteria to be classified into Measured, Indicated and Inferred mineral resource categories.

The table below presents the estimate of the Turnagain Nickel deposit of 695 million tonnes of Measured and Indicated Resources at 0.216% Ni and an additional 511 million tonnes of inferred Resources at 0.199% using a 0.1% Ni cut-off. The current database used in interpolating grade in the resource area consists of 25,308 analyzed intervals in 273 drill holes representing 70,570 metres of core. Forty-seven small diameter holes with incomplete sampling drilled prior to 2002 were excluded from the database. Composited data from 204 drill holes comprising 20,542 assayed intervals (57,746 m) were used for block grade estimation.

Mineral Resource Estimate Table

Category	Tonnes	Ni %	Co %
Measured	213,270,000	0.230	0.014
Indicated	481,742,000	0.210	0.014
Measured & Indicated - Total	695,012,000	0.216	0.014
Inferred	510,818,000	0.199	0.014

Mining and Processing

The mining assessment for the Turnagain deposit was performed by Mr. Robert Fong, P.Eng. of Moose Mountain Technical Services (MMTS) and is based on typical industry standards for a preliminary assessment study with regard to the nature and mineability of the resource.

B2

The deposit will be mined by conventional open-pit methods with trucks and shovels, at an average mill feed rate of 87,000 tonnes per day (tpd). Large mining equipment will be used to achieve high mining rates ensuring the lowest possible unit costs for mine operations. The waste and ore will require blasting and typical grade control methods using blast-hole sampling. The deposit will be mined in three pit areas. An elevated cut-off grade will be employed in the initial production years to enhance the economics of the project. Low grade material below the initial cut-off grade will be sent to a low grade stockpile and later blended with “run of mine” feed near the end of mine life.

The potential resource contained in the three proposed pits is summarized in the table below. The potential pit resource is estimated using an NSR cut-off value of C$ 7.30/t based on the preliminary cost assumptions for stockpiling, milling and site G&A per tonne of ore milled.

Ultimate In-Pit Resource Tonnes and Grade Table

Cut-off Value at NSR > C$ 7.30/t	Ore Tonnage (thousands)	Ni (%)	Co (%)
Horsetrail & NW Pit	597,608	0.217	0.013
Hatzl Pit	163,619	0.192	0.014
Total	761,227	0.212	0.014

The mine has a potential life of 24.4 years with approximately 761 million tonnes of ore at 0.212% Ni and 0.014% Co at an average stripping ratio of 0.74:1. The construction schedule is estimated at 24 months.

Material for processing is hauled to twin primary crushers located near the southwest rim of the Horsetrail pit. Crushed material is sent to the coarse ore stock pile via a 3 km conveyor for reclaim to the milling circuit. Grinding is done in two parallel semi-autogenous / ball mill / pebble crushing (SABC) circuits which then feed a four line rougher flotation circuit. The combined rougher flotation concentrates feed three stages of flotation cleaners to upgrade the concentrate for thickening and filtering. Tailings are pumped to the tailings management facility for permanent disposal.

The mill will produce a 4% nickel concentrate for further refining on-site to extract the nickel as a metal product and cobalt as a hydroxide precipitate. The refinery uses Outotec’s proprietary technology called “Outotec® Nickel Chloride Leaching” (ONCL) process.

HNC has carried out preliminary process development work on both the Activox® and the ONCL processes. The concentrate leaching amenability test work demonstrates the Turnagain resource may be economically processed by either method. TWP (see under Engineering Consultants and Firms) and Dr. David Dreisinger, P.Eng. completed the final review for determining the base case option.

The overall metallurgical recoveries and payable metals have been estimated as follows:

Overall Metallurgical Recoveries (%)

Metal	Concentrator	Refinery	Total
Nickel	55.3	95.6	52.8
Cobalt	49.8	95.0	47.3

B3

Payable Metal

Metal	Average Annual Production	Life of Mine Production
Nickel	35,006 tonnes ( 77,175,000 lbs)	854,151 tonnes (1,883 million lbs)
Cobalt (in hydroxide)	2,003 tonnes ( 4,416,000 lbs)	48,883 tonnes (107 million lbs)

Capital and Operating Costs

Capital Cost:

Description	US$ x1000%
Mine Process Plant Refinery Tailings Management Facility Site Infrastructure Off-Site Infrastructure Owner's Costs EPCM Indirect Costs Contingency	202,765 532,169 814,533 39,230 201,589 319,808 78,597 178,067 228,504 330,093	6.9% 18.2% 27.8% 1.3% 6.9% 10.9% 2.7% 6.1% 7.8% 11.4%
Total	2,925,355	100.0%

Sustaining capital of US$628.2 million (including reclamation and closure costs) and a working capital of US$50.6 million are included in the financial model.

The operating cost summary is shown in the following table:

C1 - Operating Cost Estimate

Area	US$/tonne Ore	US$/lb Ni
Mining	2.12	0.85
Milling	4.20	1.70
Refining	3.14	1.27
Tailings Management Facility	0.22	0.09
General and Administration	0.26	0.11
Transportation/Insurance/Representation	0.70	0.28
Total	10.65	4.30
Cost US$/lb Ni metal net of Cobalt credits		3.30

Financial Analysis

At a price of US$8.50 /lb of nickel, US$17.50 /lb of cobalt, an exchange rate of 0.90 US$/CDN$ and a discount rate of 8.0%, the resulting net present value (NPV) is US$715 million. The project with these assumptions has a rate of return of 10.7% . Other cases based on various ranges of metal price are presented as follows:

B4

Metal Price Scenarios

Case	Nickel (US$/lb)	Cobalt (US$/lb)
Base	8.50	17.50
Base -10%	7.65	15.75
Base +10%	9.35	19.25
Current (March 3, 2010)	9.76	19.28

Pre-Tax NPV, IRR, and Payback by Metal Price Scenario

Scenario	NPV at Selected Discount Rates (Million US$)			IRR (%)	Payback (Years)
	5%	8%	10%
Base	1,964	715	157	10.7	8.1
Base -10%	1,020	28	-411	8.1	10.8
Base +10%	2,908	1,401	725	13.1	6.4
Current	3,317	1,698	971	14.1	5.8

Recommendations

Based on the findings of this Preliminary Assessment, it has been concluded that the project is potentially mineable and recommendations have been made to HNC to proceed to pre-feasibility level.

B5

APPENDIX B – AUDIT COMMITTEE CHARTER

Overall Purpose and Objectives

  The audit committee will assist the board in fulfilling its oversight responsibilities.

  The audit committee will review the quarterly and annual financial statements, including the MD&A, prior to the presentation of the statements to the board.

  The audit committee will review the company’s internal financial reporting system and the audit process, and make recommendations to the board as required.

  In performing its duties, the committee will maintain effective working relations with the board of directors, the management, and the external auditors.

  Each committee member will obtain an understanding of the committee’s responsibilities, and their responsibilities as committee members.

Authority

  The board authorizes the audit committee, within the scope of its responsibilities, to:

1.	Seek any information it requires from any employee (and all employees are directed to co-operate with any request made by the audit committee).

2.	Ensure the attendance of company officers at meetings as appropriate.

3.	Obtain outside legal or other professional advice.

  The audit committee shall recommend to the board their choice for auditor, and the compensation of the auditor 1.

  The auditor shall report directly to the audit committee 2.

  The audit committee shall pre-approve any non-audit services to be provided by the auditor 3.

Organization

  The audit committee will consist of (3) members, of which (2) will be independent.

  Members will be appointed for a (1) year term.

  The chairman of the audit committee will be nominated by the board.

  A quorum for any meeting will be (2) members.

____________________________

1 Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
2 Same.
3 Same.

B6

Organization (continued)

  The secretary of the audit committee will be the company secretary.

  Meetings will be held not less than (4) times a year. Special meetings may be convened as required.

  The meetings will be minuted.

  The auditor may convene a meeting if they consider it necessary.

  The auditor will be invited to at least (1) meeting a year, and invited to make presentations as required.

Roles and Responsibilities – Financial Statements

  Review the financial statements and determine whether they are complete and consistent with the information known to the committee members.

  Review the financial statements with respect to appropriate accounting principles.

  Meet with management to review the statements.

  Review the management discussion and analysis to ensure it is understandable and consistent with their knowledge of the financial statements.

Roles and Responsibilities – Annual Audit

  Review the auditor’s proposed audit scope, and ensure there are no unreasonable restrictions or limitations on the scope.

  Consider the independence of the auditor by reviewing any other services they provide the company (tax, consulting, etc.).

  Meet with management and the auditors to review the results of the audit.

  Review the performance of the auditors.

  Make recommendations to the board regarding the reappointment of the auditor.

  Meet separately with the auditor to discuss any matters that the committee or the auditors believe should be discussed privately.

  Ensure that significant findings and recommendations made by the auditors are brought to the attention of the full board.

B7

  Ensure that management responds to the recommendations from the auditor.

Roles and Responsibilities – Other

  Ensure the board is aware of matters which may significantly impact the financial statements or affairs of the company.

  If necessary, institute special investigations and if deemed necessary, hire special counsel or experts to assist.

  Review and update the charter, and have changes approved by the board.

  Establish procedures for the confidential submission by employees with respect to questionable accounting practices4.

  Establish procedures with respect to the treatment of complaints received by the company regarding accounting or auditing matters5.

__________________________________

4 Mandatory requirement under Multilateral Instrument 52-110, Audit Committees.
5 Same.

B8